Filed by TRI Pointe Homes, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: TRI Pointe Homes, Inc.

Commission File No. 333-193248

Conference Call Transcript

Below are excerpts of a transcript of an earnings conference call hosted by TRI Pointe Homes, Inc. on February 27, 2014.

CORPORATE PARTICIPANTS

Glenn Keeler TRI Pointe Homes, Inc. - VP, Corporate Controller

Doug Bauer TRI Pointe Homes, Inc. - CEO

Mike Grubbs TRI Pointe Homes, Inc. - CFO, Treasurer

Tom Mitchell TRI Pointe Homes, Inc. - President, COO, Secretary

CONFERENCE CALL PARTICIPANTS

Nishu Sood Deutsche Bank - Analyst

Alan Ratner Zelman & Associates - Analyst

Jay McCanless Sterne Agee Group, Inc. - Analyst

Mark Weintraub Buckingham Research Group - Analyst

Brendan Lynch Sidoti & Company - Analyst

Alex Barron Housing Research Center - Analyst

Joel Locker FBN Securities - Analyst

PRESENTATION

Operator

Greetings and welcome to the TRI Pointe Homes fourth quarter 2013 earnings conference call. At this time all participants are in a listen only mode. A brief question-and-answer session will follow the formal presentation. (Operator Instructions). This conference is being recorded. It is now my pleasure to introduce Glenn Keeler, Vice President and Corporate Controller. Thank you, Mr. Keeler. You may begin.

Glenn Keeler - TRI Pointe Homes, Inc. - VP, Corporate Controller

Good morning. Welcome to TRI Pointe Homes’ fourth quarter 2013 earnings conference call. Earlier today, the Company released its financial results for the quarter. Documents detailing these results are available on the Company’s investor relations website at www.tripointehomes.com. Before the call begins, I would like to remind everyone that certain statements made in the course of this call are not based on historical information and constitute forward-looking statements.

These statements are based on management’s current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described or implied in these forward-looking statements. I refer you to the Company’s filings with the SEC for a more detailed discussion of the risks and factors that could cause actual results to differ materially from those expressed or implied in any forward-looking statements made today.

The Company undertakes no duty to update these forward-looking statements that are made during the course of this call. Additionally, non-GAAP financial measures will be discussed on this conference call. The Company’s presentation of this information is not intended to be considered in isolation or as a substitute for the financial information presented in accordance with GAAP.

Reconciliations of these non-GAAP financial measures to the most comparable measures prepared in accordance with GAAP can be an assessed through the filings with the SEC at www.SEC.gov. Hosting the call today is Doug Bauer, TRI Pointe Homes’ Chief Executive Officer, Mike Grubbs, the Company’s Chief Financial Officer and Tom Mitchell, the Company’s Chief Operating Officer and President. With that, I will now turn the call over to Doug.

Doug Bauer - TRI Pointe Homes, Inc. - CEO

Thank you, again, and welcome to our fourth quarter and full year 2013 earnings conference call. Today I will provide a brief summary of our recent results as well as share some additional insight into the housing market and bring you up to date on our progress related to the transaction with Weyerhaeuser Real Estate Company or WRECO.

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In addition, our year ending average sales price and backlog increased to $749,000. For the quarter, we delivered record net income of $8.3 million, which resulted in earnings per diluted share of $0.26, or $0.33 per diluted share, excluding expenses associated with the WRECO transaction for the fourth quarter. For the full year 2013, net income grew to a record $15.4 million, or earnings per diluted share of $0.50, or $0.58 per diluted share, excluding the expenses associated with the WRECO transaction.

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I would now like to provide you with an update on the WRECO transaction. As you probably are aware, in November 2013, we announced our combination with WRECO, valued at approximately $2.7 billion. The WRECO transaction will be transformative for the Company’s scale and operational enhancement and is expected to be accretive on an earnings per share basis.

When the transaction closes, we will have 19,000 lots in California, and an additional 11,000 lots in some of the nation’s best housing markets, including Phoenix, Houston, Washington, D.C., Virginia, Seattle, Denver and Las Vegas. In addition to enhancing our land presence, we’re also strengthening our management team even further with the addition of some of the strongest talent throughout the WRECO organization. We were spending a significant amount of time planning the integration and transition of the WRECO operations and team to the TRI Pointe platform.

As to the timing of the transaction, our initial expectations were to close in the second quarter. However, after reevaluating the timing and the required process, we now expect the transaction will close early in the third quarter of 2014. As we begin only our second year as a public company, our strategies and initiatives remain unchanged. With the expected closing of the WRECO transaction early in the third quarter of this year, we will continue on the path of growing TRI Pointe by being patient and selective as we seek additional opportunities to expand our business. With these comments I will pass the call to Mike to provide additional detail on our fourth quarter and 2013 financial results.

Mike Grubbs - TRI Pointe Homes, Inc. - CFO, Treasurer

Thanks, Doug. Good morning. I would also like to welcome everyone to today’s call. I’ll be highlighting some key financial metrics from our fourth quarter, provide a brief summary of our full year results and then some expectations and outlook for the first quarter and full year 2014.

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During the fourth quarter the Company also incurred $3.6 million in transaction related expenses, which included legal and accounting due diligence, integration and other transition costs related to the WRECO transaction. Excluding these expenses diluted earnings per share was $0.33. The Company expects to continue to incur additional transition expenses related to the WRECO integration during the first half of 2014.

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Now in 2014, excluding the WRECO transaction, we expect to open 24 new selling communities at TRI Pointe, of which 18 are in California, ten in Southern California, and eight in Northern California, and six in Colorado.

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Lastly, for the full year 2014, exclusive of the WRECO transaction, the Company is establishing initial guidance for TRI Pointe for deliveries of 660 homes and home sales revenue of $475 million.

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Lastly, we’re very proud of our results and our accomplishments that we produced in 2013 in our first year as a public Company. We’re off to a solid start in 2014 and as we look ahead to the balance of the year, we’re very excited and focused on the transformational changes of our Company.

We look forward to reporting on our progress throughout the year. That completes our prepared remarks but let me also reiterate that while we can discuss our year we will be somewhat restricted on discussing certain information on the WRECO transaction. At this point, Operator, I think we’d like to open it up for questions.

QUESTION AND ANSWER

Operator

Thank you. Ladies and gentlemen, we will now be conducting a question-and-answer session. (Operator Instructions). One moment while we pause for questions.

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Operator

Our next question comes from Ivy Zelman of Zelman and Associates. Please proceed with your question. Your line is live.

Alan Ratner - Zelman & Associates - Analyst

Good morning, guys, this is Alan on for Ivy. Nice quarter. Doug, my first question is on the SG&A. You guys had tremendous leverage there in this quarter at just over 7% of revenue, which is among the lowest in the peer group, and thinking about how that might evolve as the WRECO deal comes to fruition here. Is that 10% level at year end after the full year, is that something you think is sustainable over the long run or should we expect to see some added costs associated with WRECO as you bring that into the fold?

Mike Grubbs - TRI Pointe Homes, Inc. - CFO, Treasurer

Yes. Alan, this is Mike. Once we combine the two companies it will take some time to bring our SG&A back down to that 10% level but that’s ultimately our goal in the out years. But right now if you look at SG&A on the WRECO entities they’re a little bit higher than that. Their ASP is a lot lower than ours, as well. So that would definitely be a targeted goal but that’s going to take some time to get to that point.

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Operator

Your next question comes from Jay McCanless with Sterne Agee. Please proceed with your question. Your line is live.

Jay McCanless - Sterne Agee Group, Inc. - Analyst

* * * * *

I know you said that there were going to be some more transaction costs related to the WRECO deal. Did you give an actual estimate of what we should put into our models or just — or how should we be thinking about the similar level? To what we saw in 4Q or something higher?

Mike Grubbs - TRI Pointe Homes, Inc. - CFO, Treasurer

I think it would probably be less than what you saw in the fourth quarter. The fourth quarter was when the transaction was pretty heavy, a lot of the M&A activity, a lot of the due diligence was happening. Right now a lot of our energy is being spent on some of the public filings but we are spending a lot of energy on transition, transition costs. But I don’t think the run rate would be similar to the fourth quarter, no.

Jay McCanless - Sterne Agee Group, Inc. - Analyst

Okay. Thank you.

Operator

Our next question comes from Mark Weintraub with Buckingham Research Group. Please proceed with your question. Your line is live.

Mark Weintraub - Buckingham Research Group - Analyst

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Lastly, on the timing with WRECO, push back just a little bit but, at this point, is there a high level of confidence on that timing or is there still a number of moving parts and so that’s your best estimate? Just trying to gauge how much clarity you have on the timing at this point.

Doug Bauer - TRI Pointe Homes, Inc. - CEO

No. We’re very confident and look forward to completing the integration transition. There’s just lots of work as we’re proceeding with, as Mike mentioned, the various filings and so forth. So it’s just a matter of a labor of love and it’s a lot of work when you deal with a very complex transaction, as a Reverse Morris Trust is.

Mark Weintraub - Buckingham Research Group - Analyst

Sure thing. Thanks very much.

Operator

(Operator Instructions). Our next question comes from Brendan Lynch with Sidoti. Please proceed with your question.

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Brendan Lynch - Sidoti & Company - Analyst

My question is on your land acquisition in California. You acquired some more lots during the fourth quarter. And, just given the 19,000 or so that is coming from WRECO, can you give us a little bit of detail on your land acquisition in the future and if there are areas of California that you don’t have exposure to that you want exposure to or some of the — perhaps some of the lots that you’re getting from WRECO that you don’t think will be usable in the immediate future? If you could just give us some color on that.

Doug Bauer - TRI Pointe Homes, Inc. - CEO

Well, as we mentioned, WRECO has a very strong land position due to the Pardee entity in Southern California, most notably San Diego, Inland Empire and the L.A. region, and that complements TRI Pointe’s land positions along more of the coastal areas, a little more infill. So we think, as we look at Southern California, we’ve got excellent coverage and positions to continue to grow in those sub markets. So that’s — One of the most exciting things about this transaction is the party position here and California complementing and enhancing the TRI Pointe position.

Brendan Lynch - Sidoti & Company - Analyst

Great. And if you could just give us a bit of color on once the WRECO acquisition closes how you anticipate land acquisition in the markets where WRECO has assets currently.

Doug Bauer - TRI Pointe Homes, Inc. - CEO

Well, we really can’t give any forward-looking guidance on that right now, Brendan. When we close and hit the road we’ll be able to talk more freely about our business planning efforts on the combined Company. But right now I really need to stick to the TRI Pointe operation.

* * * * *

Operator

Okay. We do have a follow up question from Alex Barron of Housing Research Center. Please proceed with your question.

Alex Barron - Housing Research Center - Analyst

Thanks. I was wondering if you could comment on the timing of the debt and equity raise for the WRECO transaction. Is that going to be, roughly, the same as when you close it?

Mike Grubbs - TRI Pointe Homes, Inc. - CFO, Treasurer

Yes. The timing will correspond with the closing date. So we’ve got a lot of work ahead of us on the transaction, going to see the agencies and we’ll do a roadshow towards the latter half of the second quarter in order to be prepared to close in the early part of the third quarter.

Alex Barron - Housing Research Center - Analyst

Got it. Thanks.

Operator

Thank you. At this time I would like to turn the floor back over to Doug Bauer.

Doug Bauer - TRI Pointe Homes, Inc. - CEO

Well, thank you, everyone, for attending this call today, and we look forward to our next quarter’s call. Have a great day.

Operator

Thank you ladies and gentlemen. This concludes today’s conference. You may disconnect your lines at this time. Thank you all for your participation.

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Below are excerpts from an earnings release issued by TRI Pointe Homes, Inc. on February 27, 2014.

Douglas F. Bauer, Chief Executive Officer stated, “2013 was a significant year for the company across all operating and financial metrics as we grew from our IPO in January 2013. Our team was able to execute on our 2013 plan while also working diligently towards a successful transaction with WRECO, which will transform the company to one of the largest builders in our industry. As we work hand in hand with the WRECO management to streamline the integration of these outstanding companies, we look forward to hitting the ground running in some of the strongest housing markets in the nation.”

Fourth quarter 2013 operating results

Net income was $8.3 million, or $0.26 per diluted share in the fourth quarter of 2013, compared to net income of $6.4 million, or $0.30 per diluted share for the fourth quarter of 2012. The improvement in net income was primarily driven by a $16.2 million increase in homebuilding gross margin due to higher home sales revenue and increased homebuilding gross margin percentages, offset by an increase in SG&A expense of $3.9 million and an increase in our provision for income taxes of $7.0 million. The reduction in earnings per diluted share reflects a higher share count as a result of our initial public offering in January 2013. Net income for the fourth quarter of 2013 was impacted by $3.6 million of expenses associated with the WRECO transaction. Excluding the WRECO transaction expenses, net income would have been $10.3 million*, or $0.33* per diluted share.

WRECO Transaction

On November 4, 2013, TRI Pointe announced that its Board of Directors approved a definitive agreement pursuant to which WRECO, the wholly-owned homebuilding and real estate subsidiary of Weyerhaeuser Company (NYSE: WY) (“Weyerhaeuser”), will combine with a subsidiary of TRI Pointe in a transaction valued at approximately $2.7 billion as of that date. The transaction, which is expected to close in the third quarter of 2014, will establish TRI Pointe as one of the 10 largest homebuilders in the United States based on estimated combined equity market value.

2014 Outlook

In 2014, the Company, exclusive of the WRECO transaction, expects to open 24 new selling communities, of which 18 are in California and 6 in Colorado. During the first quarter, we will open two new selling communities offset by final net new home orders at two selling communities, resulting in 10 active selling communities at the end of the first quarter. The remaining new selling communities will open evenly throughout the balance of the year. The Company expects to deliver approximately 55% of its 149 units in backlog as of December 31, 2013 during the first quarter of 2014. For the full year 2014, the Company is establishing initial guidance for deliveries of 660 homes and home sales revenue of $475 million, exclusive of the WRECO transaction.

Forward-Looking Statements

Various statements contained in this press release and transcript, including those that express a belief, expectation or intention, as well as those that are not statements of historical fact, are forward-looking statements. These forward-looking statements may include projections and estimates concerning the timing and success of specific projects and the WRECO transaction and our future production, revenues, income and capital spending. Our forward-looking statements are generally accompanied by words such as “estimate,” “project,” “predict,” “believe,” “expect,” “intend,” “anticipate,” “potential,” “plan,” “goal,” “will,” or other words that convey the uncertainty of future events or outcomes. The forward-looking statements in this press release speak only as of the date of this release, and we disclaim any obligation to update these statements unless required by law, and we caution you not to rely on them unduly. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. The following factors, among others, may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements: economic changes either nationally or in the markets in which we operate, including declines in employment, volatility of mortgage interest rates and inflation; a downturn in the homebuilding industry; continued volatility and uncertainty in the credit markets and broader financial markets; our future operating results and financial condition; our business operations; changes in our business and investment strategy; availability of land to acquire and our ability to acquire such land on favorable terms or at all; availability, terms and deployment of capital; continued or increased disruption in the availability of mortgage financing or the number of foreclosures in the market; shortages of or increased prices for labor, land or raw materials used in housing construction; delays in land development or home construction resulting from adverse weather conditions or other events outside our control; the cost and availability of insurance and surety bonds; changes in, or the failure or inability to comply with, governmental laws and regulations; the timing of receipt of regulatory approvals and the opening of projects; the degree and nature of our competition; our leverage and debt service obligations; our relationship, and actual and potential conflicts of interest, with Starwood Capital Group; availability of qualified personnel and our ability to retain our key personnel; our ability to complete the acquisition of WRECO on the anticipated terms and schedule and to integrate it successfully; and additional factors discussed under the sections captioned “Risk Factors” included in our annual and quarterly reports filed with the Securities and Exchange Commission (“SEC”).

Additional Information and Where to Find It

In connection with the proposed “Reverse Morris Trust” transaction between TRI Pointe and Weyerhaeuser, pursuant to which the homebuilding subsidiary of Weyerhaeuser, WRECO (with certain exclusions), will be combined with TRI Pointe, TRI Pointe has filed a registration statement on Form S-4 with the SEC, which includes a prospectus. TRI Pointe has also filed a proxy statement which will be sent to the TRI Pointe stockholders in connection with their vote required in connection with the transaction. In addition, WRECO has filed a registration statement in connection with its separation from Weyerhaeuser. Investors and security holders are urged to read the proxy statement and registration statement/prospectus and any other relevant documents because they contain important information about TRI Pointe, the real estate business of Weyerhaeuser and the proposed transaction. The proxy statement and registration statement/prospectus and other documents relating to the proposed transaction can be obtained free of charge from the SEC’s website at www.sec.gov. These documents can also be obtained free of charge from Weyerhaeuser upon written request to Weyerhaeuser Company, 33663 Weyerhaeuser Way South, Federal Way, Washington 98003, Attention: Vice President, Investor Relations, or by calling (800) 561-4405, or from TRI Pointe upon written request to TRI Pointe Homes, Inc., 19520 Jamboree Road, Irvine, California 92612, Attention: Investor Relations, or by calling (949) 478-8696.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of TRI Pointe or Weyerhaeuser. However, Weyerhaeuser, TRI Pointe and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from TRI Pointe’s shareholders in connection with the proposed transaction. Information about the Weyerhaeuser’s directors and executive officers may be found in its Annual Report on Form 10-K for the year ended December 31, 2013 filed with the SEC on February 18, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on February 25, 2014. Information about the TRI Pointe’s directors and executive officers may be found in its Annual Report on Form 10-K for the year ended December 31, 2012 filed with the SEC on March 28, 2013. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the direct and indirect interests of these participants, whether by security holdings or otherwise, have been included in the registration statement/prospectus, proxy statement and other relevant materials filed with the SEC.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.